(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	June 20, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Hastings Street Trust (the trust):
Fidelity Growth Discovery Fund (the fund)
File Nos. 002-11517 and 811-00215
Post-Effective Amendment No. 115

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 115 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and May 17, 2007, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Growth Discovery Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update certain disclosure, incorporate supplements to the Prospectus and Statement of Additional Information, and implement certain editorial changes. Principal changes and additions include: performance adjustment index change and investment policy changes.

Pursuant to Rule 485(a), the trust elects an effective date of August 29, 2007. We request your comments by July 19, 2007.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group